MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

4 July 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 3rd and 4th of July 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

RECEIVED

2006 JUL 12 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 June 2006

The Company Secretary
ytravel Group PLC
rkway One
rkway Business Centre
0 Princes Road
nchester
.4 7QU

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 26 June 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.50%. 5.48%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 458,501,058 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 26 June 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 25,224,416 ORD GBP0.30 representing 5.50 % of the issued share capital of 458,501,058 units.

Legal Entity		Holding	Percentage Held
Barclays Life Assurance Co Ltd √		521,915	.1138
Barclays Capital Inc √		347,136	.0757
Barclays Bank PLC √		14,922,763	3.2547
Barclays Global Investors Ltd √		4,612,833	1.0061
Barclays Global Investors, N.A. √		57,591	.0126
Barclays Capital Securities Ltd √		4,661,933	1.0168
Gerrard Ltd √		100,245	.0219
	Group Holding	**25,224,416**	**5.5016**

RECEIVED
2006 JUL 12 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 26 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 25,224,416 ORD GBP0.30 representing 5.50 % of the issued share capital of 458,501,058 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMITED			3,706,000
BARCLAYS CAPITAL NOMINEES LIMITED			11,216,763
BARCLAYS CAPITAL NOMINEES LIMITED			347,136
BARCLAYS CAPITAL NOMINEES LIMITED			4,356,691
BARCLAYS CAPITAL NOMINEES LIMITED			305,242
BOISS NOMINEES LTD	4224361		287,312
CHASE NOMINEES LTD	16376		229,228
CHASE NOMINEES LTD	28270		149,830
INVESTORS BANK AND TRUST CO.			8,591
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		254,882
JP MORGAN (BGI CUSTODY)	16400		3,746,755
JP MORGAN (BGI CUSTODY)	18409		349,538
R C Greig Nominees Limited			77,414
R C Greig Nominees Limited a/c AK1			324
R C Greig Nominees Limited GP1			4,925
R C Greig Nominees Limited SA1			17,582
STATE STREET BANK AND TRUST CO			49,000
		Total	**25,224,416**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	19,931,832
Boiss Nominees Limited (a/c 4224361)	287,312
Chase Nominees Limited (a/c 16376)	229,228
Chase Nominees Limited (a/c 28270)	149,830
Investors Bank and Trust Co	8,591
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	3,746,755
JP Morgan (BGI Custody) (a/c 18409)	349,538
R C Greig Nominees Limited	77,414
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
State Street Bank and Trust Co	49,000
Total	**25,224,416**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

3 July 2006

12. Total holding following this notification

25,224,416 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.48% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

4 July 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

3rd July 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 30th June 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 18,547,204 Ordinary shares of My Travel Group PLC, representing 4.05 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	17,839,297 shares	3.89%
UBS AG - Total	**18,547,204 shares**	**4.05%**

4.03%

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

pp [signature]

CJ Rinaldi
Executive Director
Compliance

[signature]

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	707,907
UBS AG London Branch	17,839,297
Total	18,547,204

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

30 June 2006

11. Date company informed

4 July 2006

12. Total holding following this notification

18,547,204 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

4.03% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

4 July 2006

BARCLAYS

26 June 2006

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

RECEIVED
30 JUN 2006
Company Secretary's Office

The Company Secretary
M[illegible]travel Group PLC
Pa[illegible]kway One
Pa[illegible]kway Business Centre
30[illegible] Princes Road
Ma[illegible]chester
M1[illegible] 7QU

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 23 June 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 7.50%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 458,501,058 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

7.4%

Pls update Geoff's with latest figure. Thanks

29/June. 460,399,455

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 23 June 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 34,406,785 ORD GBP0.30 representing 7.50 % of the issued share capital of 458,501,058 units.

Legal Entity		Holding	Percentage Held
Barclays Global Investors, N.A.		57,591	.0126
Barclays Bank PLC		24,092,781	5.2547
Barclays Capital Inc		347,136	.0757
Barclays Global Investors Ltd		4,612,833	1.0061
Barclays Capital Securities Ltd		4,674,284	1.0195
Barclays Life Assurance Co Ltd		521,915	.1138
Gerrard Ltd		100,245	.0219
	Group Holding	**34,406,785**	**7.5043**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 23 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 34,406,785 ORD GBP0.30 representing 7.50 % of the issued share capital of 458,501,058 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMITED			311,602
BARCLAYS CAPITAL NOMINEES LIMITED			4,362,682
BARCLAYS CAPITAL NOMINEES LIMITED			347,136
BARCLAYS CAPITAL NOMINEES LIMITED			12,876,018
BARCLAYS CAPITAL NOMINEES LIMITED			11,216,763
BOISS NOMINEES LTD	4224361		287,312
CHASE NOMINEES LTD	16376		229,228
CHASE NOMINEES LTD	28270		149,830
INVESTORS BANK AND TRUST CO.			8,591
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		254,882
JP MORGAN (BGI CUSTODY)	16400		3,746,755
JP MORGAN (BGI CUSTODY)	18409		349,538
R C Greig Nominees Limited			77,414
R C Greig Nominees Limited a/c AK1			324
R C Greig Nominees Limited GP1			4,925
R C Greig Nominees Limited SA1			17,582
STATE STREET BANK AND TRUST CO			49,000
		Total	**34,406,785**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	29,114,201
Boiss Nominees Limited (a/c 4224361)	287,312
Chase Nominees Limited (a/c 16376)	229,228
Chase Nominees Limited (a/c 28270)	149,830
Investors Bank and Trust Co	8,591
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	3,746,755
JP Morgan (BGI Custody) (a/c 18409)	349,538
R C Greig Nominees Limited	77,414
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
State Street Bank and Trust Co	49,000
Total	**34,406,785**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

30 June 2006

12. Total holding following this notification

34,406 785 30p ordinary shares

13. Total percentage holding of issued class following this notification

7.47% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

3 July 2006